Exhibit 12.1

STATEMENT REGARDING CALCULATION OF RATIOS

	Years Ended December 31,					Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010
Earnings:
Income from continuing operations before income taxes	$159,192	$191,073	$243,334	$280,285	$150,370	$68,578
Add: fixed charges	14,233	16,267	14,285	19,430	43,578	9,167

Earnings	$173,425	$207,340	$257,619	$299,715	$193,948	$77,745

Fixed Charges:
Interest expense related to continuing operations	$14,200	$16,200	$14,219	$19,357	$43,529	$9,154
Estimated interest portion of rent expense related to continuing operations	33	67	66	73	49	13

Fixed charges	$14,233	$16,267	$14,285	$19,430	$43,578	$9,167

Ratio of earnings to fixed charges	12.2	12.7	18.0	15.4	4.5	8.5